                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)


                              WYMAN-GORDON COMPANY
           --------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $1.00 per share
           --------------------------------------------------------
                        (Title of Class and Securities)


                                  983085 10 1
           --------------------------------------------------------
                     (CUSIP Number of Class of Securities)



                              Diane K. Schumacher
               Senior Vice President, General Counsel & Secretary
                            Cooper Industries, Inc.
                                 P. O. Box 4446
                              Houston, Texas 77210
                                 (713) 209-8400
           --------------------------------------------------------ized
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 4, 1999
           --------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box:            [ ]

                                  SCHEDULE 13D

CUSIP No.  983085 10 1
------------------------------------------------------------------------------
(1)        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Cooper Industries, Inc.
           31-4156620
------------------------------------------------------------------------------
(2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                   (a)  [ ]
                                                                   (b)  [ ]
------------------------------------------------------------------------------
(3)        SEC USE ONLY

------------------------------------------------------------------------------
(4)        SOURCE OF FUNDS
                     00
------------------------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
(6)        CITIZENSHIP OR PLACE OF ORGANIZATION
                     Ohio
------------------------------------------------------------------------------
                                (7)      SOLE VOTING POWER
     NUMBER OF
      SHARES                                  0
    BENEFICIALLY                ----------------------------------------------
     OWNED BY                   (8)      SHARED VOTING POWER
       EACH
     REPORTING                  ----------------------------------------------
      PERSON                    (9)      SOLE DISPOSITIVE POWER
       WITH
                                              0
                                ----------------------------------------------
                                (10)    SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               0
------------------------------------------------------------------------------
(12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

                              [ ]
------------------------------------------------------------------------------
(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                               N/A
------------------------------------------------------------------------------
(14)       TYPE OF REPORTING PERSON
                               CO
------------------------------------------------------------------------------

           Cooper Industries, Inc. ("Cooper") hereby amends the Schedule 13D, dated June 1, 1994, originally filed by Cooper, Coopind, Inc. ("Coopind") and CS Holdings International Inc. ("CS International") as amended by Amendment No. 1 thereto, dated February 3, 1995, Amendment No. 2 thereto, dated October 17, 1995, Amendment No. 3 thereto, dated November 24, 1995, Amendment No. 4 thereto, dated August 27, 1997 and Amendment No. 5 thereto, dated July 14, 1998 (as amended, the "Schedule 13D"), which relates to the common stock, par value $1.00 per share (the "Shares"), of Wyman-Gordon Company, a Massachusetts corporation (the "Company"), as set forth below.

Item 2.    Identity and Background.

           Item 2 of the Schedule 13D is hereby amended as follows:

           Effective October 9, 1998, Cooper sold its Automotive Products segment to Federal Mogul Corporation for $1.9 billion. As a result of this transaction, Cooper is no longer engaged in the automotive products business.

           Schedule A is hereby amended to reflect certain management changes at Cooper.

Item 3.    Source and Amount of Funds or Other Consideration.

           Item 3 of the Schedule 13D is hereby amended by adding the following:

           On December 21, 1998, Cooper purchased 345,000 Shares from CS International for $10 1/8 per Share (the closing sales price of a Share on the New York Stock Exchange Composite Tape on December 21, 1998), or an aggregate purchase price of $3,493,125. Cooper paid the purchase price by delivering to CS International a 6.0% promissory note maturing February 26, 1999.

           On January 1, 1999, the DECS matured and were mandatorily exchanged by the holders thereof, at the election of Cooper, for 14,000,000 Shares held by Cooper on such date. On January 4, 1999, Cooper delivered the Shares to the DECS holders.

Item 4.    Purpose of Transaction.

           Item 4 of the Schedule 13D is hereby amended by adding the following:

           Cooper reacquired 345,000 Shares from CS International on December 21, 1998, as described in Item 3, so as to enable it to deliver 14,000,000 Shares upon the maturity of the DECS.

Item 5.    Interest in Securities of the Issuer.

           Item 5 of the Schedule 13D is hereby amended to read as follows:

           (a) As a result of the transaction described in Item 3, as of the date hereof Cooper, Coopind and CS International beneficially own no Shares.

           (b)       Not applicable.

           (c) On December 21, 1998, Cooper purchased 345,000 Shares from CS International for $10 1/8 per Share in a private transaction.

           (d)       Not applicable.

           (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           Item 6 is hereby amended to add the following:

           The information contained in Exhibits 99.100 through 99.101 is hereby incorporated by reference in its entirety.

Item 7.    Material to be filed as Exhibits.

           Item 7 of the Schedule 13D is hereby amended by adding the following:

           Exhibit 99.100 Copy of Letter Agreement between Cooper Industries, Inc. and CS Holdings International Inc. dated December 21, 1998 confirming agreement for the purchase of 345,000 Shares of the Common Stock of Wyman-Gordon Company.

           Exhibit 99.101 Copy of Promissory Note issued by Cooper Industries, Inc. to CS Holdings International Inc. in connection with the purchase of 345,000 Shares of the Common Stock of Wyman-Gordon Company.

                                   Signature


           After reasonable inquiry and to the best of my knowledge and belief, the information set forth in this Statement is true, complete and correct.

Date:      January 6, 1999                COOPER INDUSTRIES, INC.



                                          /s/ DIANE K. SCHUMACHER
                                          -------------------------------------
                                          Diane K. Schumacher
                                          Title: Senior Vice President,
                                                 General Counsel and Secretary

                            Amendment to Schedule A
               Directors and Executive Officers of Group Members


           The list of directors and executive officers of Cooper Industries, Inc. attached to this Schedule 13D is amended to reflect the following changes:


Name, Business Address
    and Citizenship              Present Principal Occupation
----------------------           -----------------------------

Additions
---------

Richard J. Bajenski              Vice President, Investor Relations


Dan F. Smith*                    President and Chief Executive Officer of
1221 McKinney, Ste. 1600         Lyondell Chemical Company
Houston, TX 77010

Gordon A. Ulsh and Phyllis J. Piano are deleted from the list of executive officers.

If no address is given for a director or officer, the director's or officer's business address is that of Cooper. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Cooper and each individual is a citizen of the United States of America. Directors are indicated by an asterisk.

                                 EXHIBIT INDEX


Exhibit 99.100 Copy of Letter Agreement between Cooper Industries, Inc. and CS Holdings International Inc. dated December 21, 1998, confirming agreement for the purchase of 345,000 Shares of the Common Stock of Wyman-Gordon Company.

Exhibit 99.101 Copy of Promissory Note issued by Cooper Industries, Inc. to CS Holdings International Inc. in connection with the purchase of 345,000 Shares of the Common Stock of Wyman-Gordon Company.